

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Mr. Paul Howes
Chief Executive Officer
Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, TX 77381

      Re: Newpark Resources, Inc.
             Form 10-K for the Fiscal Year Ended 12/31/2009
             Filed March 3, 2010
             File No. 1-02960

Dear Mr. Howes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director